Mail Stop 3-9

							April 28, 2005


Courtney C. Smith
Chief Executive Officer
Specialty Underwriters` Alliance, Inc.
222 South Riverside Plaza
Chicago, Illinois 60606

Re:	Specialty Underwriters` Alliance, Inc.
	Registration Statement on Form S-1
	File No. 333-124263

	Form 10-K for the Year Ended December 31, 2004
	File No. 0-50891

Dear Ms. Smith:

	This is to advise you that we have performed only a limited review of the above registration statement, and we have the following comments.

Form S-1

1. It appears from the Principal and Selling Stockholders table on page 54 that some of the selling shareholders may be broker-dealers or affiliates of a broker-dealer. Please identify which of the selling security holders are either broker-dealers or affiliates of a broker-dealer.

2. Please note that if any selling security holder is a broker-dealer, the prospectus must state that the seller is an underwriter. The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities.

3. In addition, if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:

* the selling security holder purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

Form 10-K

4. We note the disclosure on page 24 of your Form 10-K that your CEO and CFO "concluded that the design and operation of [your] disclosure controls and procedures are sufficient." Please note that Item 307 of
Regulation S-K requires disclosure regarding the "effectiveness" of these controls and procedures. Please amend the Form 10-K to state either that the disclosure controls and procedures are "effective" or that they are "ineffective." If you state they are ineffective, please also identify the specific controls and procedures that lead management to this conclusion.

*	*	*

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Greg Belliston at (202) 824-5219 or me at
(202)
942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director


cc: 	William W. Rosenblatt, Esq.
	Christopher J. Doyle, Esq.
	Stroock & Stroock & Lavan LLP
	180 Maiden Lane
	New York, New York 10038-4982
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Courtney C. Smith
Specialty Underwriters' Alliance, Inc.
April 28, 2005
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